UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Televisa is selected as a member of two Dow Jones sustainability indices

Mexico City, October 1, 2018 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced today that it has been selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index, which is comprised of sustainability leaders from Chile, Peru, Mexico, and Colombia.

In addition, Televisa was selected as one of the three Mexican companies to be included in the Dow Jones Sustainability Emerging Markets Index, which is comprised of sustainability leaders from Western Europe, India, China, South Africa, Central America, South America, and other countries.

Sustainability is of high priority to Televisa and a key component in formulation of our business strategy, and we are pleased to be recognized for our efforts in this field.

The Dow Jones sustainability indices recognize public companies for their outstanding performance across economic, environmental and social factors, and are used as a reference by shareholders who consider sustainability when making investment decisions.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward Looking Statements" in the Company's Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 1, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel